Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

March 31, 2021

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2021	2020
Revenue	4	$526,546	$130,659
Cost of sales	5	(155,644)	(145,924)

Gross margin		370,902	(15,265)

Operating expenses	6	(56,488)	(44,911)
Corporate administration expenses		(13,043)	(4,717)
Other income (expense)	20	(13,177)	3,218

Income (loss) before finance items and taxes		288,194	(61,675)

Finance items
Finance income	7	1,290	11,412
Finance costs	7	(1,635)	(1,809)

		(345)	9,603

Income (loss) from operations before taxes		$287,849	$(52,072)

Income and other taxes		44,300	71,028

Income for the period		$332,149	$18,956

Attributable to owners of Turquoise Hill Resources Ltd.		236,715	45,181
Attributable to owner of non-controlling interest		95,434	(26,225)

Income for the period		$332,149	$18,956

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.		$1.18	$0.22

Basic and diluted weighted average number of shares outstanding (000’s)	17	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2021	2020
Income for the period	$332,149	$18,956

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,256	(1,375)

Other comprehensive income (loss) for the period (a)	$2,256	$(1,375)

Total comprehensive income for the period	$334,405	$17,581

Attributable to owners of Turquoise Hill	238,971	43,806
Attributable to owner of non-controlling interest	95,434	(26,225)

Total comprehensive income for the period	$334,405	$17,581

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2021 (2020: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2021	2020
Cash generated from operating activities before interest and tax	16	$248,236	$1,495

Interest received		1,175	11,831
Interest paid		(26,511)	(26,822)
Income and other taxes paid	19	(356,123)	(10,951)

Net cash used in operating activities		$(133,223)	$(24,447)

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	—	307,000
Expenditures on property, plant and equipment		(250,287)	(301,096)
Purchase of commodity put options		(29,907)	—
Other investing cash flows		—	63

Cash generated from (used in) investing activities		$(280,194)	$5,967

Cash flows from financing activities
Proceeds from bank overdraft facility		8,500	—
Payment of lease liability		(129)	(1,907)

Cash generated from (used in) financing activities		$8,371	$(1,907)

Effects of exchange rates on cash and cash equivalents		(42)	16

Net decrease in cash and cash equivalents		$(405,088)	$(20,371)

Cash and cash equivalents - beginning of period		$1,123,621	$1,651,985
Cash and cash equivalents - end of period		718,533	1,631,614

Cash and cash equivalents as presented on the balance sheets		$718,533	$1,631,614

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

		March 31,	December 31,
	Note	2021	2020
Current assets
Cash and cash equivalents	8	$718,533	$1,123,621
Inventories	9	222,414	197,962
Trade and other receivables		52,996	60,012
Prepaid expenses and other assets		123,472	127,274
Other financial assets	20	17,024	—

		1,134,439	1,508,869
Non-current assets
Property, plant and equipment	10	11,186,423	10,927,512
Inventories	9	46,403	37,557
Prepaid expenses and other assets	19	356,547	—
Deferred income tax assets	13	932,973	880,705
Other financial assets		16,449	14,118

		12,538,795	11,859,892

Total assets		$13,673,234	$13,368,761

Current liabilities
Borrowings and other financial liabilities	12	$36,743	$28,288
Trade and other payables	11	439,131	390,059
Deferred revenue		3,699	103,289

		479,573	521,636
Non-current liabilities
Borrowings and other financial liabilities	12	4,176,533	4,173,491
Deferred income tax liabilities	13	119,647	111,717
Decommissioning obligations	14	135,176	133,964

		4,431,356	4,419,172

Total liabilities		$4,910,929	$4,940,808

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,781	1,558,834
Accumulated other comprehensive loss		3,674	1,418
Deficit		(3,178,886)	(3,415,601)

Equity attributable to owners of Turquoise Hill		9,815,691	9,576,773
Attributable to non-controlling interest	15	(1,053,386)	(1,148,820)

Total equity		$8,762,305	$8,427,953

Total liabilities and equity		$13,673,234	$13,368,761

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on May 12, 2021 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended March 31, 2021	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income	Deficit	Total	(Note 15)	Total equity
Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Income for the period	—	—	—	236,715	236,715	95,434	332,149
Other comprehensive income for the period	—	—	2,256	—	2,256	—	2,256
Employee share plans	—	(53)	—	—	(53)	—	(53)

Closing balance	$11,432,122	$1,558,781	$3,674	$(3,178,886)	$9,815,691	$(1,053,386)	$8,762,305

Three Months Ended March 31, 2020	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	loss	Deficit	Total	(Note 15)	Total equity
Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the period	—	—	—	45,181	45,181	(26,225)	18,956
Other comprehensive loss for the period	—	—	(1,375)	—	(1,375)	—	(1,375)
Employee share plans	—	295	—	—	295	—	295

Closing balance	$11,432,122	$1,559,106	$(2,188)	$(3,776,708)	$9,212,332	$(1,263,399)	$7,948,933

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at March 31, 2021.

Turquoise Hill Resources Ltd. (“Turquoise Hill”), together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The condensed interim consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on May 12, 2021.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at March 31, 2021, the Company had $0.7 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $0.7 billion at March 31, 2021. In addition to obligations in current liabilities, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $0.1 billion. The Company expects to fund its current liabilities and current commitments through its liquidity position and from cash flow generated at its existing open pit operations. The Company continues to review its near-term operating plans and continues to take steps to achieve operating cost efficiencies in order to maximize cash generated from its existing open pit operations.

The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, sustaining and development capital, tax payments and cash receipts from sales revenue. In addition, these short-term cash flow forecasts include the possible impact of the COVID-19 pandemic and the reduction in full year 2021 guidance metrics for copper and gold production and both underground and open pit capital expenditure. The COVID-19 situation in Mongolia remains fragile and subject to rapid change. Oyu Tolgoi is constantly adapting to the changing circumstances to prioritize the health and safety of its employees. The Company continues to work with Oyu Tolgoi and Rio Tinto to monitor closely any impacts of this ever-changing situation on current operations, the underground development and on liquidity.

Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts as well as the estimated impact on the timing of cash receipts resulting from the force majeure that was announced by the Company on March 30, 2021. The force majeure was declared by Oyu Tolgoi in connection with customer contracts for concentrate. Shipments of concentrate to its Chinese customers were suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings but recommenced and began to ramp-up from April 15, 2021, with the transport team continually adapting to the increased precautionary measures against COVID-19 transmission risks.

Turquoise Hill and Oyu Tolgoi have developed a range of contingency plans to continue to manage short-term liquidity, which have been and can be deployed should the COVID-19 impacts on site operations and concentrate shipments persist.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk (continued)

The Company believes that it has sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period.

The Company expects to need significant incremental financing to sustain its operations and underground development beyond this timeframe. On April 9, 2021, the Company and Rio Tinto announced that they have entered into a binding Heads of Agreement (HoA) to provide an updated funding plan (the “Funding Plan”) for the completion of the Oyu Tolgoi LLC (Oyu Tolgoi) underground project in Mongolia. The Funding Plan is designed to address the estimated remaining funding requirement. Under the HoA, subject to securing approval by the Oyu Tolgoi Board and any required support from the Government of Mongolia, the Company and Rio Tinto will pursue re-profiling of existing project debt to better align with the revised mine plan, project timing and cash flows to reduce the currently projected funding requirements of Oyu Tolgoi by up to $1.4 billion, and seek to raise up to $0.5 billion in senior supplemental debt. In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional senior supplemental debt (SSD) of up to $0.75 billion by providing a senior co-lending facility (the “Co-Lending Facility”) on the same terms as Oyu Tolgoi’s project financing, while the Company has committed to complete an equity offering of common shares for up to $0.5 billion in the form of, and at the Company’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to $0.5 billion within six months of the Co-Lending Facility becoming available.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020.

(b)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time the Company’s consolidated financial statements are prepared.

As part of the preparation of these interim consolidated financial statements, the Company assessed whether there was any change in circumstances that may lead to a material impact on the areas of judgement and estimation uncertainty that the Company disclosed in its annual consolidated financial statements for the year ended December 31, 2020. The assessment for the three months ended March 31, 2021 included any potential impact on the Company’s areas of judgement and estimation uncertainty arising from the ongoing

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Areas of judgement and estimation uncertainty (continued)

impact of COVID-19. In addition, the Company’s assessment also considered the potential impact of the announcement made by the Company on March 30, 2021, that Oyu Tolgoi declared force majeure in connection with customer contracts for concentrate as a result of Oyu Tolgoi shipments of concentrate to its Chinese customers being suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. The Company’s assessment also considered the potential impact of the announcement made by the Company on May 3, 2021 that the Government of Mongolia filed its statement of defence together with a counterclaim in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020. Refer to Note 21 Subsequent event.

As at March 31, 2021 and giving consideration for events that took place before the authorization date for the issuance of these condensed interim consolidated financial statements, the Company concluded that there were no events or transactions that materially impacted the areas of judgement and estimation uncertainty included within its annual consolidated financial statements for the year ended December 31, 2020 that could affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.

(c)	New standards and interpretations adopted

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

(d)	New standards and interpretations not yet adopted

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company’s annual reporting period beginning January 1, 2022, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

None of the remaining standards and amendments to standards and interpretations which have been issued but are not yet effective are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended March 31, 2021
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated
Revenue	$526,546	$—	$526,546
Cost of sales	(155,644)	—	(155,644)

Gross margin	370,902	—	370,902

Operating (expenses) income	(67,713)	11,225	(56,488)
Corporate administration expenses	—	(13,043)	(13,043)
Other expense	(406)	(12,771)	(13,177)

Income before finance items and taxes	302,783	(14,589)	288,194

Finance items
Finance income	821	469	1,290
Finance costs	(69,325)	67,690	(1,635)

Income from operations before taxes	$234,279	$53,570	$287,849

Income and other taxes	46,409	(2,109)	44,300

Income for the period	$280,688	$51,461	$332,149

Depreciation and depletion	52,767	29	52,796
Capital additions	321,363	—	321,363
Total assets	13,119,056	554,178	13,673,234

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended March 31, 2021 and 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $86.7 million, $78.8 million, $77.0 million, $64.2 million, and $54.2 million (March 31, 2020 - $32.3 million, $31.1 million, $30.2 million, and $15.6 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended March 31, 2020
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated
Revenue	$130,659	$—	$130,659
Cost of sales	(145,924)	—	(145,924)

Gross margin	(15,265)	—	(15,265)

Operating (expenses) income	(55,731)	10,820	(44,911)
Corporate administration expenses	—	(4,717)	(4,717)
Other income	2,453	765	3,218

Income (loss) before finance items and taxes	(68,543)	6,868	(61,675)

Finance items
Finance income	3,087	8,325	11,412
Finance costs (a)	(94,761)	92,952	(1,809)

Income (loss) from operations before taxes	(160,217)	108,145	(52,072)

Income and other taxes	83,080	(12,052)	71,028

Income (loss) for the period	$(77,137)	$96,093	$18,956

Depreciation and depletion	36,919	—	36,919
Capital additions	354,996	—	354,996
Total assets	11,107,345	1,807,891	12,915,236

(a)

During the three months ended September 30, 2020, the Company determined that it had incorrectly accounted for the impact of capitalized intragroup borrowings in the calculation of non-controlling interests, therefore overstating the finance costs included in the Oyu Tolgoi segment and understating the income attributable to the non-controlling interest in the period ended March 31, 2020. The adjustment for the period ended March 31, 2020 has been recast in the operating segment note above to reflect the impact of the additional capitalized intragroup borrowings in the Oyu Tolgoi segment, together with the offsetting elimination in the Corporate and other eliminations. As a result of these adjustments, income attributable to the non-controlling interest increased by $10.2 million in the three month period ended March 31, 2020.

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended March 31, 2021
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$309,145	$24,522	$333,667
Gold	193,177	(4,951)	188,226
Silver	5,188	(535)	4,653

	$507,510	$19,036	$526,546

	Three Months Ended March 31, 2020
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$125,351	$(28,517)	$96,834
Gold	29,792	1,797	31,589
Silver	2,261	(25)	2,236

	$157,404	$(26,745)	$130,659

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended March 31
	2021	2020
Production and delivery	$103,450	$104,704
Depreciation and depletion	52,194	34,966
Reversal of provision against carrying value of inventories (Note 9)	—	6,254

	$155,644	$145,924

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended March 31
	2021	2020
Oyu Tolgoi administration expenses	$34,085	$32,077
Royalty expenses	22,740	10,239
Inventory reversals (a)	(5,126)	(1,164)
Selling expenses	4,187	1,869
Depreciation	602	1,953
Other	—	(63)

	$56,488	$44,911

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Three Months Ended March 31,
	2021	2020
Finance income:
Interest income (a)	$1,290	$11,412

	$1,290	$11,412

Finance costs:
Interest expense and similar charges	$(73,732)	$(93,052)
Amounts capitalized to property, plant and equipment (b)	73,241	92,300
Accretion of decommissioning obligations (Note 14)	(1,144)	(1,057)

	$(1,635)	$(1,809)

(a)

Finance income for the three months ended March 31, 2021 does not include interest on the related party receivable (March 31, 2020 - $3.9 million). Amounts had previously been placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 18). This was settled during the second quarter of 2020.

(b)	The majority of the finance costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.3% (refer to Note 10).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

8.	Cash and cash equivalents

	March 31,	December 31,
	2021	2020
Cash at bank and on hand	$15,821	$61,783
Money market funds	378,007	667,542
Other cash equivalents	324,705	394,296

	$718,533	$1,123,621

9.	Inventories

	March 31,	December 31,
	2021	2020
Current
Concentrate	$62,472	$48,504
Ore stockpiles	48,664	44,846
Materials and supplies	181,577	180,038
Provision against carrying value of materials and supplies	(70,299)	(75,426)

	$222,414	$197,962

Non-current
Ore stockpiles	$46,403	$37,557

	$46,403	$37,557

During the three and nine months ended March 31, 2021, $155.6 million (2020 - $145.9 million) of inventory was charged to cost of sales (Note 5).

During the three months ended March 31, 2021, net write down charges of nil and net reversals of $5.1 million (2020 – net write down charges of $6.3 million and net reversals of $1.2 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three months ended March 31, 2021, no inventory on which there was a provision against carrying value was sold (March 31, 2020 - $0.1 million) and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment

	Oyu Tolgoi
	Mineral		Capital	Other
Three Months Ended	property	Plant and	works in	capital
March 31, 2021	interests	equipment	progress	assets	Total
Net book value:

January 1, 2021	695,552	3,011,522	7,219,502	936	10,927,512
Additions	3,916	—	244,206	—	248,122
Interest capitalized (Note 7)	—	—	73,241	—	73,241
Depreciation for the period	(12,723)	(49,700)	—	(29)	(62,452)
Transfers and other movements	—	100,199	(100,199)	—	—

March 31, 2021	$686,745	$3,062,021	$7,436,750	$907	$11,186,423

Cost	1,307,050	4,968,570	7,801,457	1,131	14,078,208
Accumulated depreciation / impairment	(620,305)	(1,906,549)	(364,707)	(224)	(2,891,785)

March 31, 2021	$686,745	$3,062,021	$7,436,750	$907	$11,186,423

	Oyu Tolgoi
	Mineral		Capital	Other
Three Months Ended	property	Plant and	works in	capital
March 31, 2020	interests	equipment (c)	progress	assets	Total
Net book value:

January 1, 2020	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647
Additions	303	(72)	262,465	—	262,696
Interest capitalized (Note 7)	—	—	92,300	—	92,300
Depreciation for the period	(13,553)	(33,993)	—	(28)	(47,574)
Transfers and other movements	—	9,894	(9,894)	—	—

March 31, 2020	$710,266	$3,102,160	$6,276,621	$1,022	$10,090,069

Cost	1,270,945	4,848,371	6,641,328	1,131	12,761,775
Accumulated depreciation / impairment	(560,679)	(1,746,211)	(364,707)	(109)	(2,671,706)

March 31, 2020	$710,266	$3,102,160	$6,276,621	$1,022	$10,090,069

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Trade and other payables

	March 31,	December 31,
	2021	2020
Trade payables and accrued liabilities	$303,018	$315,570
Interest payable on long-term borrowings	45,733	7,266
Payable to related parties (Note 18)	87,458	65,552
Other	2,922	1,671

	$439,131	$390,059

12.	Borrowings and other financial liabilities

	March 31,	December 31,
	2021	2020
Current liabilities:
Project finance facility (a)	$27,567	$27,567
Bank overdraft facility	8,500	—
Lease liabilities (b)	676	721

	$36,743	$28,288

Non-current liabilities:
Project finance facility (a)	$4,161,270	$4,157,344
Lease liabilities (b)	15,263	16,147

	$4,176,533	$4,173,491

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed to a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At March 31, 2021, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	March 31, 2021		Original Term (ii)	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)		Pre-completion	Post-completion
International Financial Institutions - A Loan	$779,172	$870,562	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies Loan	872,841 277,868	975,260 326,689	14 years 13 years	LIBOR + 3.65% 2.3%	LIBOR + 4.65% 2.3%

MIGA Insured Loan (iii)	678,336	752,107	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks - B Loan	1,580,620	1,765,831	12 years	LIBOR + 3.4% Includes $50 million 15-year loan at A Loan rate	LIBOR + 4.4%

	$4,188,837	$4,690,449

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At March 31, 2021, these borrowings are stated net of $136.8 million unamortized transaction costs.

Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	As at March 31, 2021, lease liabilities are discounted at the weighted average incremental borrowing rate of 7.8% (December 31, 2020 – 7.8%)

13.	Deferred income taxes

	March 31,	December 31,
	2021	2020
Deferred tax assets
Non-capital losses	$466,001	$427,695
Other temporary differences including accrued interest	466,972	453,010

	$932,973	$880,705

Deferred tax liabilities
Withholding tax	(119,647)	(111,717)

	$(119,647)	$(111,717)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Decommissioning obligations

	Three Months Ended March 31,
	2021	2020
Opening carrying amount	$133,964	$104,238
Changes in estimates	68	(144)
Accretion of present value discount	1,144	1,057

	$135,176	$105,151

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

As at March 31, 2021, estimated future cash expenditures of $229.0 million (December 31, 2020 - $227.8 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 1.5% (December 31, 2020 – 1.5%). During 2020, the Company decreased the real discount rate from 2.0% to 1.5%.

15.	Non-controlling interest

	Non-controlling Interest: Oyu Tolgoi (a) Three Months Ended March 31,
	2021	2020
Balance, January 1	$(1,148,820)	$(1,237,174)
Non-controlling interest’s share of income (loss)	95,434	(26,225)
Common share investments funded on behalf of non-controlling interest (a)	20,400	47,600
Funded amounts repayable to the Company (a)	(20,400)	(47,600)

Balance, March 31	$(1,053,386)	$(1,263,399)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated September 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at March 31, 2021, the cumulative amount of such funding was $1,398.8 million (December 31, 2020 - $1,378.4 million). Interest of $840.4 million (December 31, 2020 - $804.4 million) relating to this funding, has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended March 31,
	2021	2020
Income for the period	$332,149	$18,956

Adjustments for:
Depreciation and amortization	52,796	36,919
Finance items:
Interest income	(1,290)	(11,412)
Interest and accretion expense	1,635	1,809
Realized and unrealized losses on commodity put options	12,882	—
Unrealized foreign exchange (gains) losses	61	(3,650)
Inventory write downs (reversals)	(5,126)	5,090
Gain on disposal of property, plant and equipment	—	(63)
Income and other taxes	(44,300)	(71,028)
Other items	1,972	(344)

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(30,297)	(32,149)
Trade, other receivables and prepaid expenses	5,894	11,086
(Decrease) increase in:
Trade and other payables	21,450	39,695
Deferred revenue	(99,590)	6,586

Cash generated from operating activities before interest and tax	$248,236	$1,495

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31
	2021	2020
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(14,014)	$(27,311)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Earnings per Share

On October 23, 2020, the Company implemented a consolidation (or reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,446 shares. The reduction in the number of issued and outstanding common shares was retrospectively incorporated into the determination of the basic weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.

18.	Related parties

As at March 31, 2021, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2020: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Three Months Ended March 31,
Statements of Income	2021	2020
Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	494	$58
Management services payment (i)	(6,478)	(7,082)
Cost recoveries - Rio Tinto (ii)	(12,886)	(8,158)

Finance income:
Cash and cash equivalents (iii)	—	998
Receivable from Rio Tinto (iv)	—	3,864

Finance costs:
Completion support fee (v)	(27,035)	(27,181)

	$(45,905)	$(37,501)

	Three Months Ended March 31,
Statements of Cash Flows	2021	2020
Cash generated from operating activities
Interest received (iii, iv)	$—	$5,551
Interest paid (v)	(26,171)	(25,972)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	—	307,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(6,922)	(10,955)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

	March 31,	December 31,
Balance Sheets	2021	2020
Trade and other receivables	1,060	852
Prepaid expenses and other assets	82,280	83,144
Trade and other payables (Note 11)
Management services payment - Rio Tinto (i)	(24,390)	(13,137)
Cost recoveries - Rio Tinto (ii)	(63,068)	(52,415)

	$(4,118)	$18,444

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2021 and December 31, 2020 there were no funds deposited with wholly owned subsidiaries of Rio Tinto. The funds had earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 12), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At March 31, 2021 and December 31, 2020 there were no amounts due from 9539549 Canada Inc. Amounts due had been earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected interest receivable at LIBOR minus 0.05% plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which were net settled with the 2.5% completion support fee described in (v) below.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

(v)

As part of the project finance agreements (Note 12), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). Prior to all amounts being drawn, the fee was settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

19.	Commitments and contingencies

(a)	Capital commitments

At March 31, 2021, the Company had capital expenditure commitments of $27.5 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

At March 31, 2021, the Company had power purchase commitments of $99.0 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessments

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the “MTA” as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.5 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include the issues raised in the 2016 to 2018 Tax Assessment. Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. Oyu Tolgoi’s application to include these matters in the pending Arbitration for the 2013 to 2015 Tax Assessment was accepted.

In February 2021, Oyu Tolgoi received notices of payment totalling $230 million relating to amounts disputed under the 2016 to 2018 Tax Assessment. In March 2021, Oyu Tolgoi received notices of payment totalling $126 million relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the date of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts via offset against future tax liabilities in the event of a favourable decision from the relevant dispute resolution authorities. These payments have been recorded within non-current Prepaid expenses and other assets in the consolidated balance sheet as at March 31, 2021, and within Income and other taxes paid in the consolidated statement of cash flows for the three months ended March 31, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020. Refer to Note 21 Subsequent event.

Management remains of the opinion that Oyu Tolgoi had previously paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law. In the opinion of the Company, at March 31, 2021, a provision is not required for the amount of $126 million, disputed by the Company relating to the years 2013 through 2015. In addition, a provision is not required for the amount of $230 million disputed relating to the years 2016 through 2018, the $1.5 billion of carried forward losses or any additional amounts related to 2019 through March 31, 2021. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi’s proposal to develop TTPP and announced its intention to fund and construct a State Owned Power Plant (SOPP) at Tavan Tolgoi.

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi-led coal fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

In relation to the PSFA Amendment that was executed in June 2020, the first two PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements and execution of the SOPP PPA) were not met by the original dates of March 1, 2021 and March 31, 2021 respectively. The Ministry of Energy proposed that milestones under the PSFA Amendment be extended upon further discussions at the sub-working group. As per the request from the Ministry of Energy, Oyu Tolgoi is engaging with the sub-working group to agree on a standstill period following the lapsing of the milestones and to discuss the long-term power solution that would enable reliable supply from the Mongolian grid (Central Energy System). During the standstill period, Oyu Tolgoi would not exercise its rights to select and proceed with an alternative power solution but would not be waiving its right to do so in the future.

As at March 31, 2021, the Company had no capital commitments related to the PSFA Amendment, TTPP, or SOPP.

(d)	Class Action Complaints

On October 14, 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934 as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, an amended complaint was filed on March 16, 2021 and defendants will file motions to dismiss the complaint on or before May 17, 2021. The Company believes that the complaint against it is without merit.

On January 11, 2021, a proposed class action was initiated in the Superior Court in the District of Montreal was served initiating a proposed class action against the Company and certain of its current and former officers. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Quebec Securities Act. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

(e)	Arbitration Proceedings

On November 4, 2020, the Company announced that, following approval by the Special Committee of the Company’s Board, it commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with RTIHL and a related party of RTIHL relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

In February 2021, the Company obtained a temporary order on its application for interim relief. The injunction restrains Rio Tinto, under further order of the arbitrator, from using the parties’ existing contractual arrangements to: (i) authorize re-profiling negotiations with project lenders in a manner that would render Oyu Tolgoi unable to execute an offering of bonds in 2021; or (ii) restrict Turquoise Hill from engaging in funding and other matters with its fellow Oyu Tolgoi stakeholders, including the Government of Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

In February 2021, the parties agreed that the temporary injunction would remain in effect pending the outcome of the arbitration. The arbitration process is confidential and was expected to take between 3 to 5 months to reach a decision. The arbitrator’s decision would be final and binding on the parties.

As announced by the Company on April 9, 2021, the HoA sets out a collaborative and binding contractual framework designed to address the known funding requirement in order to complete the development of the Oyu Tolgoi underground project, The Company has determined that entering into the HoA addresses the principal objectives that the arbitration instituted in November 2020 had been initially intended to achieve and, to that end, the Company and Rio Tinto have jointly agreed to obtain an order dismissing the current arbitration on a without prejudice basis and with the costs, including an order vacating the interim measures order.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

20.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Financial instruments and fair value measurements (continued)

	Fair Value at March 31, 2021
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$378,007	$378,007	$—	$—
Marketable securities (a)	8,635	8,635	—	—
Trade receivables (b)	50,230	—	50,230	—
Commodity put options (c)	17,024	—	17,024	—

	$453,896	$386,642	$67,254	$—

	Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$667,542	$667,542	$—	$—
Marketable securities (a)	6,379	6,379	—	—
Trade receivables (b)	50,459	—	50,459	—

	$724,380	$673,921	$50,459	$—

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

(c)

During the first quarter of 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a price floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development. The Company recognized a realized loss of $0.3 million, an unrealized loss of $12.9 million in the three months ended March 31, 2021 (2020 – nil) within Other income (expense) in the consolidated statements of income, and a financial asset of $17.0 million within current Other financial assets in the consolidated balance sheet as at March 31, 2021. Commodity put options are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted prices.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

21.	Subsequent event

The Company announced on May 3, 2021 that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to a previously-disclosed international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia in February 2020. Turquoise Hill is not a party to that arbitration, but understands that the GOM Defence and Counterclaim includes a request that the arbitral tribunal add both Turquoise Hill and a member of the Rio Tinto Group as parties to the tax arbitration. Turquoise Hill understands that the principal thrust of the GoM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously-reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement is void.

Turquoise Hill denies the allegations relating to it in the GOM Defence and Counterclaim and intends to oppose the Government of Mongolia’s request that it be added to the tax arbitration as and when that application is formally served on Turquoise Hill. If nevertheless Turquoise Hill is added to the proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.